Exhibit 12.1

ATLANTIC TELE-NETWORK, INC.

RATIO OF EARNINGS TO FIXED CHARGES

The following table sets forth the calculation of the ratio of earnings to fixed charges for the periods indicated.

(In Thousands)

											Six Months Ended
	Year Ended December 31,										June 30,
	2008		2009		2010		2011		2012		2013

Earnings, calculated as follows:
Add the following:

Pre-tax income from continuing operations before adjustment for income or loss from equity investees	68,587		67,743		56,446		39,437		88,089		33,440

Fixed Charges	5,183		7,218		16,073		38,470		34,322		15,280

Distributed Income from Equity Investees	1,106		—		—		—		—		—

Subtotal	74,876		74,961		72,519		77,907		122,411		48,720

Subtract the following:

Interest Capitalized	—		712		2,650		1,916		1,041		528

Noncontrolling interest in pre-tax income of subsidiaries that have not incurred fixed charges	8,631		8,269		2,355		(465)		3,954		4,461

Subtotal	8,631		8,981		5,005		1,451		4,995		4,989

Total Earnings	66,245		65,980		67,514		76,457		117,415		43,731

Fixed Charges, calculated as follows:
Add the following:
Interest expensed and capitalized:
Expensed	3,144		3,706		9,956		17,370		14,124		5,174
Capitalized	—		712		2,650		1,916		1,041		528

Estimate of interest within rental expense	2,039		2,800		3,467		19,184		19,157		9,578

Total Fixed Charges	5,183		7,218		16,073		38,470		34,322		15,280

Ratio of Earnings to Fixed Charges	12.8	x	9.1	x	4.2	x	2.0	x	3.4	x	2.9	x